BLAIR & ROACH, LLP

Attorneys
2645 Sheridan Drive
Tonawanda, New York 14150
PHONE (716) 834-9181
FAX (716) 834-9197

September 15, 2005

VIA EDGAR AND FACSIMLE 202-772-9205

Kenya Wright
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:	Mamma.com Inc. Form 20-F for the Fiscal Year Ended December 31, 2004 File No. 000-17164

Dear Ms. Wright:

        This letter is to confirm our recent conversation in which I requested, and you granted, an extension to September 26, 2005 for Mamma.com Inc. to respond to the comments of the Division of Corporation Finance in its letter dated September 6, 2005.

        If you have any questions please feel free to contact me.

Very truly yours, BLAIR & ROACH, LLP By: /s/ Michael E. Storck Michael E. Storck

MES:mab